ASML Licenses Technology Patents to Intel

Veldhoven, the Netherlands, February 23, 2005 — ASML Holding NV (ASML) today announced that it has entered into a license agreement with Intel Corporation for several lithography patents that can be used to design or produce advanced masks.

“ASML is proud to have the world’s leading chip maker gain rights to some of our patent portfolio. As a company, ASML is committed to developing new innovations to help customers extend the capability of their lithography systems,” said Eric Meurice, president and CEO, ASML.

The licensing agreement includes ASML’s Scattering Bar Technology, which enhances the performance and value of ASML lithography systems by increasing the manufacturing process window and, thereby, contributing to higher yields or more useable chips per wafer.

“Twenty of the world’s leading chip makers and foundries have adopted our Scattering Bar Technology,” said Dinesh Bettadapur, president and CEO, ASML MaskTools. “The need for integrated solutions as offered by ASML to enhance the performance of lithography systems will continue to grow as customers demand ever-smaller feature sizes.”

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML Tom McGuire Vice President Communications corpcom@asml.com tel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel:+1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D'Hoore Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655